# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

# WASHINGTON, D.C. 20549

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**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): December 16, 2003

# COLE NATIONAL GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

| | | |
|---|---|---|
| **DELAWARE** | **33-66342** | **34-1744334** |
| (State or Other Jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

| | |
|---|---|
| **1925 ENTERPRISE PARKWAY** | **44087** |
| **TWINSBURG, OHIO** | (Zip Code) |
| (Address of Principal Executive Offices) | |

Registrant's telephone number, including area code: **(330) 486-3100**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

**Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.**

(c) Exhibits. The following exhibit is furnished with this Form 8-K:

99.1    Press release of Cole National Corporation, dated December 16, 2003.

**Item 12. Results of Operations and Financial Condition**

On December 16, 2003, Cole National Corporation (the "Parent Company") issued a press release, announcing financial results for the third fiscal quarter of 2003. A copy of the press release is being furnished as Exhibit 99.1 hereto and is incorporated herein by reference. Pursuant to the rules and regulations of the Securities and Exchange Commission, such exhibit and the information set forth therein and herein shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**COLE NATIONAL GROUP, INC.**

By:    /s/ Ann M. Holt

Name:   Ann M. Holt
Title:    Sr. Vice President and Corporate Controller

Date:    December 16, 2003

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# EXHIBIT INDEX

| EXHIBIT NUMBER | DESCRIPTION |
| --- | --- |
| 99.1 | Press release of Cole National Corporation, dated December 16, 2003. |

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